Exhibit 4.23

LOAN AGREEMENT

January 31, 2024

Whereas as at January 31, 2024, Joao (John) da Costa (the “Lender”) of 1130 Pender Street, West, Suite 820, Vancouver, BC V6E 4A4, has advanced to Red Metal Resources Ltd. (the “Borrower”) a total of US$8,500 under a loan agreement and in exchange for unsecured note payable carrying interest at 8% per year compounded monthly (the “Interest”) and payable on demand, as listed in the attached Schedule “A”; and

Whereas the Borrower wishes to convert the initial loan agreement and notes payable to Canadian Dollars;

Therefore: This Loan Agreement replaces the Initial Loan Agreement in its entirety and confirms the following:

As at January 31, 2024, the Lender advanced to the Borrower US$8,500 (CAD$11,387.45 converted at 1.3397) which, as of the date of this loan agreement, accumulated US$4,685.20 (CAD$6,276.77 converted at 1.3397) in interest. Therefore, the total amount due to the Lender as at January 31, 2024, is CAD$17,664.22 (“Converted Principal Sum”).

The Borrower agrees to repay the Converted Principal Sum on demand, together with interest calculated and compounded monthly at the rate of 8% per year (the “Interest”) from the date of the Loan Agreement. The Borrower is liable for repayment of the Converted Principal Sum and accrued Interest and any costs that the Lender incurs in trying to collect the Converted Principal Sum and the Interest.

The Borrower will evidence the debt and its repayment of the Converted Principal Sum and the Interest with a promissory note in the attached form.

LENDER	BORROWER
Joao (John) da Costa	Red Metal Resources Ltd.

Per:	Per:

/s/ Joao da Costa	/s/ Caitlin L. Jeffs
Joao (John) da Costa	Caitlin Jeffs, CEO

PROMISSORY NOTE

Principal Amount: CAD$17,664.22	January 31, 2024

For value received Red Metal Resources Ltd., (the “Borrower”) promises to pay on demand to the order of Joao (John) da Costa (the “Lender”) the sum of $17,664.22 lawful money of Canada (the “Converted Principal Sum”) together with interest on the Converted Principal Sum accrued from the date of the Loan Agreement, being January 31, 2024 (the “Effective Date”), as explicitly specified in that Loan Agreement dated for reference January 31, 2024, both before and after maturity, default and judgment at the Interest Rate as defined below.

For the purposes of this promissory note, Interest Rate means 8 per cent per year. Interest at the Interest Rate must be calculated and compounded monthly not in advance from and including the Effective Date (for an effective rate of 8.3% per annum calculated monthly), and is payable together with the Converted Principal Sum when the Principal Sum is repaid.

The Borrower retains the right but not an obligation, to repay the Consolidated Principal Sum and the Interest in whole or in part at any time.

The Borrower waives presentment, protest, notice of protest and notice of dishonour of this promissory note.

BORROWER
Red Metal Resources Ltd.

Per:

/s/ Caitlin L. Jeffs
Caitlin Jeffs, CEO

Schedule “A”

Note Payable Issued by

Red Metal Resources Ltd.

To Joao (John) da Costa

Date of Initial Note Payable	Currency	Principal	Accrued Interest January 31, 2024	Balance
July 31, 2018	US$	8,500.00	4,685.20	13,185.20
US$ Note Payable converted to CAD$ at 1.3397	CAD$	$11,387.45	$6,276.77	$17,664.22